SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 November 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 23 November 2017
99.2	Director/PDMR Shareholding dated 23 November 2017

Exhibit No: 99.1

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Chief Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of Awards under InterContinental Hotels Group PLC Annual Performance Plan (APP) and 2017/2019 Long Term Incentive Plan (LTIP) following appointment as Chief Marketing Officer
c)	Price(s) and volume(s)
APP Award:
Condititional rights over a total of 13,105 free shares; the number of shares calculated by reference to a price of GBP42.47, being the MMQ of the Company's share price for the 3 dealing days preceding the date of grant.
The award will vest on 22 February 2019.
The award is conditional and may be forfeited if Claire Bennett ceases employment with the Group before the vesting date.
LTIP Awards:
Conditional rights over a total of 13,019 free shares; the number of shares calculated by reference to a price of GBP42.77, being the MMQ of the Company's share price for the 5 dealing days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 31 December 2019 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-11-22
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Warren Lewis Bulley
2	Reason for the notification
a)	Position/status	Chief Executive, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of Awards under the Long Term Incentive Plan (LTIP)
c)	Price(s) and volume(s)
LTIP Awards:
Conditional rights over a total of 6,673 free shares and comprising:
2015/2017 LTIP
The maximum number of shares that can be transferred if performance conditions are met in full: 314 shares.
The number of shares were calculated by reference to a price of GBP43.35, being the MMQ of the Company's share price at the close of business on the day preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 31 December 2017 year end financial results, subject to the satisfaction of performance conditions.
2016/2018 LTIP
The maximum number of shares that can be transferred if performance conditions are met in full: 2,203 shares.
The number of shares were calculated by reference to a price of GBP43.35, being the MMQ of the Company's share price at the close of business on the day preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 31 December 2018 year end financial results, subject to the satisfaction of performance conditions.
2017/2019 LTIP
The maximum number of shares that can be transferred if performance conditions are met in full: 4,156 shares.
The number of shares were calculated by reference to a price of GBP42.77, being the MMQ of the Company's share price for the 5 dealing days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 31 December 2019 year end financial results, subject to the satisfaction of performance conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-11-22
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	24 November 2017